Exhibit 99.1

Caesarstone Reports Second Quarter 2014 Results

•	Second Quarter Revenue Up 30.4% to a Record of $116.1 million
•	Reports diluted EPS of $0.51 and Adjusted diluted EPS of $0.58
•	Raises Full Year Guidance for Sales and Adjusted EBITDA

MP MENASHE, Israel--(BUSINESS WIRE)--Caesarstone Sdot-Yam Ltd. (CSTE), a manufacturer of high quality engineered quartz surfaces, today reported financial results for its second quarter ended June 30, 2014.

Revenues in the second quarter of 2014 increased by 30.4% to $116.1 million compared to $89.0 million in the same quarter of the prior year. This was a record for any quarter.  On a constant currency basis, second quarter revenue growth was 32.3% compared to the same period last year.  Growth in revenues was primarily driven by continued increases in the United States, which grew 55.0% to $47.9 million, as well as contributions from Australia, Canada and other regions.

Yosef Shiran, Chief Executive Officer, commented, “This was a strong quarter with significant growth.  Market demand for our products is robust and the Caesarstone brand continues to be a market leader, known for quality and innovative design.  We are operating well, controlling our costs and growing our capacity to meet the demand for our products.”

Gross margin in the second quarter was 41.0% compared to 49.8% in the same period of the prior year.  The Company noted that the second quarter this year includes $0.8 million of non-recurring cost related to an adjustment of provision for taxable employee fringe benefits and the second quarter last year included $3.5 million of credit related to a change in the value of inventory.  Excluding the above-mentioned one-time items, a gross margin decline of 4.2 percentage points year-over-year was driven primarily by the effects of foreign exchange fluctuations, strong growth from IKEA which includes a significant portion of lower-margin fabrication and installation revenue and, to a lesser extent, raw material price increases.

Operating expenses in the second quarter were $24.1 million, or 20.7% of revenues. This compares to the prior year's second quarter level of $22.1 million, or 24.8% of revenues.  This 4.1 percentage point improvement reflects the scale-related benefit of increased revenues.

Operating income in the second quarter was up 5.9% to $23.6 million compared to $22.2 million in the second quarter of 2013.

Adjusted EBITDA, which excludes the non-recurring items as well as share-based compensation and the excess cost of acquired inventory, increased by 23.3% to $30.4 million in the second quarter, a margin of 26.2%. This compares to adjusted EBITDA of $24.6 million, a margin of 27.7% in the second quarter of the prior year.

Finance expenses in the second quarter were $1.4 million compared to finance income of $0.4 million during the same period in the prior year.  The increase was predominantly due to the impact of foreign exchange fluctuations.

The Company reported net income attributable to controlling interest for the second quarter of 2014 of $18.2 million compared to $19.7 million in the same quarter in the prior year.

Diluted net income per share for the second quarter was $0.51 on 35.4 million shares compared to $0.56 per diluted share on 35.1 million shares in the prior year's second quarter.  On an adjusted basis, net income in the second quarter was $20.7 million, or $0.58 per diluted share compared to $18.6 million, or $0.53 per diluted share in the same quarter of the prior year.

The Company's balance sheet as of June 30, 2014 remained solid with cash and short-term bank deposits of $80.3 million.

The Company also provided an update with respect to its planned capacity expansion projects.  The Company continues to benefit from expanded production in its Bar Lev facility.  It also remains on schedule for its Richmond Hill, Georgia manufacturing plant to be operational in the second quarter of 2015 with a second line to become operational in the fourth quarter of 2015.  The Company has decided to increase its investment in its US facility to approximately $115 million, compared to its earlier estimate of approximately $100 million, mostly to accommodate improvements in operations, including upgraded machinery for higher manufacturing capacity. In addition to this investment, the Company intends to start initial steps towards establishing its second building in Richmond Hill to accommodate additional manufacturing capacity in the future as needed to satisfy potential demand.

Guidance Increase

Following a strong second quarter and to reflect an improvement in both inventory and manufacturing throughput, the Company today increased its revenue guidance for the full year of 2014 to a new range of $435 to $445 million as compared to its prior range of $420 million to $430 million.

The Company also increased its expected range of adjusted EBITDA for the full year to $112 million to $117 million as compared to its prior expected range of $108 million to $113 million.

Conference Call Details

Yosef Shiran, the Company's Chief Executive Officer, and Yair Averbuch, the Company's Chief Financial Officer, will host a conference call today, August 6, 2013, at 8:30 a.m. ET to discuss the results of the second quarter ended June 30, 2014, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.caesarstone.com. To access the call, dial toll-free 1-877-857-6163 or +1-719-325-4870 (international). Israeli participants can dial in at 1-80-925-8243. The pass code is 7003915.

To listen to a telephonic replay of the conference call, dial toll-free 1-877-870-5176 or +1-858-384-5517 (international) and enter pass code 7003915. The replay will be available beginning at 11:30 a.m. ET on August 6, 2014 and will last through 11:59 PM ET August 20, 2014.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products — Classico, Supremo, Motivo and Concetto — are available in over 40 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. A reconciliation of GAAP net income attributable to controlling interest to adjusted net income attributable to controlling interest and net income to Adjusted EBITDA are provided in the schedules within this release. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; fluctuations in currency exchange rates; the timing of expanding our manufacturing capabilities; the outcome of silicosis claims; changes in raw material prices; unpredictability of seasonal fluctuations in revenues; the outcome of the claim by our former quartz processor; delays in manufacturing if our suppliers are unable to supply raw materials; and other factors discussed under the heading "Risk Factors" in our Form 20-F for the year ended December 31, 2013 and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact
James Palczynski
Partner
ICR, Inc.
+1 (203) 682-8229

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Consolidated balance sheets

	As of
U.S. dollars in thousands	June 30, 2014	December 31, 2013
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$33,272	$22,248
Short-term bank deposits	47,000	70,000
Trade receivables, Net	62,424	52,304
Other accounts receivable and prepaid expenses	30,400	22,853
Inventories	72,945	57,867

Total current assets	246,041	225,272

LONG-TERM ASSETS:
Severance pay fund	4,230	3,973
Long-term deposits and prepayments	807	1,603

Total long-term assets	5,037	5,576

PROPERTY, PLANT AND EQUIPMENT, NET	115,694	93,634

OTHER ASSETS	11,748	13,372

GOODWILL	40,712	39,702

Total assets	$419,232	$377,556

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$4,774	$5,454
Short-term loans from related parties	3,031	1,194
Trade payables	57,121	50,624
Account payables to related parties	1,802	1,408
Accrued expenses and other liabilities	22,005	20,890

Total current liabilities	88,733	79,570

LONG-TERM LIABILITIES:

Long-term loan and financing leaseback from a related party	10,348	12,342
Accrued severance pay	4,815	4,472
Other long-term liabilities	1,023	1,704
Deferred tax liabilities, net	5,745	6,245
Share based payment	588	-

Total long-term liabilities	22,519	24,763

REDEEMABLE NON-CONTROLLING INTEREST	8,381	7,624

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Ordinary shares	366	364
Additional paid-in capital	139,636	138,757
Accumulated other comprehensive income	5,323	3,680
Retained earnings	154,274	122,798

Total equity	299,599	265,599

Total liabilities and equity	$419,232	$377,556

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Consolidated statements of income (Unaudited)

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands (except per share data)	2014	2013	2014	2013

Revenues	$116,064	$88,977	$210,478	$165,421
Cost of revenues	68,442	44,657	123,669	86,884

Gross profit	47,622	44,320	86,809	78,537

Operating expenses:
Research and development, net	710	553	1,313	1,026
Marketing and selling	13,848	12,996	27,567	25,470
General and administrative	9,507	8,529	17,105	16,728

Total operating expenses	24,065	22,078	45,985	43,224

Operating income	23,557	22,242	40,824	35,313
Finance expenses (income), net	1,420	(404)	2,985	(215)

Income before taxes on income	22,137	22,646	37,839	35,528
Taxes on income	3,361	2,481	5,590	4,653

Net income	$18,776	$20,165	$32,249	$30,875

Net income attributable to non-controlling interest	(570)	(447)	(773)	(639)
Net income attributable to controlling interest	$18,206	$19,718	$31,476	$30,236
Basic net income per ordinary share	$0.52	$0.57	$0.90	$0.87
Diluted net income per ordinary share	$0.51	$0.56	$0.89	$0.86
Weighted average number of ordinary shares used in computing basic income per ordinary share	34,917,556	34,600,249	34,863,203	34,596,889
Weighted average number of ordinary shares used in computing diluted income per ordinary share	35,408,872	35,139,901	35,401,917	35,061,710

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Condensed Consolidated statements of cash flows on a Non GAAP Basis (Unaudited)

	Six months ended June 30,
U.S. dollars in thousands	2014	2013

Cash flows from operating activities:

Net income	$32,249	$30,875
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,544	7,297
Share-based compensation expense	1,419	1,500
Accrued severance pay, net	86	75
Changes in deferred tax, net	(2,223)	240
Capital gains	(2)	(16)
Foreign currency translation gains	-	(132)
Increase in trade receivables	(10,120)	(7,223)
Increase in other accounts receivable and prepaid expenses	(5,824)	(7,563)
Increase in inventories	(15,078)	(2,750)
Increase (decrease) in trade payables	1,364	(2,705)
Increase (decrease) in warranty provision	(603)	76
Increase in accrued expenses and other liabilities including related parties	1,913	3,877

Net cash provided by operating activities	11,725	23,551

Cash flows from investing activities:

Purchase of property, plant and equipment	(23,816)	(10,275)
Decrease (increase) in long term deposits and prepaid expenses	796	(319)

Net cash used in investing activities	(23,020)	(10,594)

Cash flows from financing activities:

Repayment of long-term loans	-	(5,297)
Short-term bank credit and loans, net	(680)	1,001
Repayment of a financing leaseback related to Bar-Lev transaction	(597)	(566)

Net cash used in financing activities	(1,277)	(4,862)

Effect of exchange rate differences on cash and cash equivalents	596	(1,270)

Increase (decrease) in cash and cash equivalents and Short term bank deposits	(11,976)	6,825
Cash and cash equivalents Short term bank deposits at beginning of the period	92,248	72,733

Cash and cash equivalents and Short term bank deposits at end of the period	$80,272	$79,558

Non - cash investing:
Purchase of fixed assets with credit from suppliers	5,133	8,246

Caesarstone Sdot-Yam Ltd. and its subsidiaries (Unaudited)

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2014	2013	2014	2013

Reconciliation of Net Income to Adjusted EBITDA:
Net income	$18,776	$20,165	$32,249	$30,875
Finance expenses (income), net	1,420	(404)	2,985	(215)
Taxes on income	3,361	2,481	5,590	4,653
Depreciation and amortization	4,299	3,684	8,544	7,297
Excess cost of acquired inventory (a)	108	72	108	142
Share-based compensation expense (b)	801	611	1,419	1,500
Inventory - change of estimate (c)	-	(3,458)	-	(3,458)
Follow-on offering expenses (d)	657	1,470	657	1,470
Provision for employees fringe benefits (e)	939	-	939	-
Adjusted EBITDA	$30,361	$24,621	$52,491	$42,264

(a)
Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of the Company's subsidiaries- Caesarstone USA's inventory at the time of its acquisition and inventory that was purchased from its distributor and Caesarstone Australia Pty Limited's inventory that was purchased from its distributor, and the standard cost of the Company's inventory- which adversely impacts the Company's gross margins until such inventory is sold. The majority of the inventory acquired from Caesarstone USA was sold in 2011, and the majority of the inventory acquired from the Australian distributor was sold in 2012.

(b)	In 2013, share-based compensation consists of expenses related to the stock options granted to employees of the Company.

In 2014, share-based compensation consists primarily of expenses related to the stock options granted to employees of the Company, as well as expenses related to share-based rights granted during the period.

(c)	Relates to a change in estimate for the value of inventory following the implementation of the Company's new ERP system in April 2013.
(d)
In 2013, consists of direct expenses related to a follow-on offering that closed in April 2013, including a bonus paid by the Company' former shareholder, Tene, to certain of its employees that under US GAAP the Company is required to expense against paid-in capital.
In 2014, consists of direct expenses related to a follow-on offering that closed in June 2014.

(e)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israel Tax Authority and with the National Insurance Intitute of Israel.

Caesarstone Sdot-Yam Ltd. and its subsidiaries (Unaudited)

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2014	2013	2014	2013

Reconciliation of net income attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income attributable to controlling interest	$18,206	$19,718	$31,476	$30,236
Excess cost of acquired inventory (a)	108	72	108	142
Share-based compensation expense (b)	801	611	1,419	1,500
Inventory - change of estimate (c)	-	(3,458)	-	(3,458)
Follow-on offering expenses (d)	657	1,470	657	1,470
Provision for employees fringe benefits (e)	939	-	939	-
Tax adjustment (f)	342	-	342	-
Total adjustments	2,847	(1,305)	3,465	(346)
Less tax on non-tax adjustments (g)	345	(207)	433	(45)
Total adjustments after tax	2,502	(1,098)	3,032	(301)

Adjusted net income attributable to controlling interest	$20,708	$18,620	$34,508	$29,935
Adjusted diluted EPS	$0.58	$0.53	$0.97	$0.85

(a)	Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of the Company's subsidiaries- Caesarstone USA's inventory at the time of its acquisition and inventory that was purchased from its distributor and Caesarstone Australia Pty Limited's inventory that was purchased from its distributor, and the standard cost of the Company's inventory- which adversely impacts the Company's gross margins until such inventory is sold. The majority of the inventory acquired from Caesarstone USA was sold in 2011, and the majority of the inventory acquired from the Australian distributor was sold in 2012.
(b)	In 2013, share-based compensation consists of expenses related to the stock options granted to employees of the Company.

In 2014, share-based compensation consists primarily of expenses related to the stock options granted to employees of the Company, as well as expenses related to share-based rights granted during the period.

(c)	Relates to a change in estimate for the value of inventory following the implementation of the Company's new ERP system in April 2013.
(d)
In 2013, consists of direct expenses related to a follow on-offering that closed in April 2013, including a bonus paid by the Company' former shareholder, Tene, to certain of its employees that under US GAAP the Company is required to expense against paid-in capital.

In 2014, consists of direct expenses related to a follow on offering that closed in June 2014.
(e)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israel Tax Authority and with the National Insurance Intitute of Israel.
(f)	Tax adjustment as a result of tax settlement with the Israeli tax authorities.
(g)	The tax adjustments for the three and six months ended June 30, 2014 and 2013 were based on the effective tax rate (excluding adjustments to the tax line item) for these periods, respectively.

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Geographic breakdown of revenues by region (Unaudited)

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2014	2013	2014	2013

USA	47,894	30,890	85,520	54,596
Australia	27,443	23,612	48,762	42,995
Canada	15,381	13,129	27,118	23,844
Israel	9,923	9,978	21,184	20,531
Europe	7,280	4,497	11,978	10,389
Rest of World	8,143	6,871	15,916	13,066
	$116,064	$88,977	$210,478	$165,421